UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2015

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033 and 333-204795), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 8, 2015, Can-FiteBioPharma Ltd. (the “Company”) filed an application with the Lod District Court in Israel to approve the extension of the term of the Company’s Series 10 Warrants until October 31, 2016 which was set to expire on October 31, 2015 and to allow the exercise of the Series 10 Warrants on any trading day. As previously disclosed, on December 3, 2015, this action was approved, in accordance with the majority required by a Special General Meeting of Shareholders and a Special General Meeting of Series 10 Warrant Holders of the Company. On December 8, 2015, the Court requested the position of the Israel Securities Authority.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-FiteBioPharma Ltd.

Date: December 9, 2015	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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